STATEMENT OF OIL AND GAS RESERVES DATA AND OTHER OIL AND
GAS INFORMATION FOR THE YEAR ENDED APRIL 30, 2010

Prepared as of April 12, 2010 pursuant to National Instrument 51-101 “Standards of
Disclosure for Oil and Gas Activities” of the Canadian Securities Administrators

OVERVIEW OF THE COMPANY

MegaWest Energy Corp. (“MegaWest” or the “Company”) is a company organized under the laws of the Province of Alberta, Canada.  The Company was originally incorporated under the Company Act (British Columbia) on February 8, 2000 under the name "Brockton Capital Corp.".  On February 27, 2007, the Company’s name was changed from "Brockton Capital Corp." to "MegaWest Energy Corp.".  On February 12, 2008, MegaWest continued into the province of Alberta.

MegaWest’s corporate office is located at Suite 800, 926 – 5th Avenue S.W., Calgary Alberta, Canada T2P 0N7, telephone number is (403) 984-6342, facsimile number is (403) 984-6343 and the Company’s website is www.megawestenergy.com .

MegaWest is a non-conventional oil company focusing on North American heavy oil projects.  As of April 30, 2010, the Company had operatorship of and owned or had the right to earn, an interest in over 120,000 acres of prospective heavy oil leases in Missouri, Kansas, Kentucky, Montana and Texas.

DATE OF STATEMENT

Unless otherwise stated, the effective date for this statement is April 30, 2010 and the information contained in this statement has been prepared as of April 12, 2010.

DISCLOSURE OF RESERVES DATA

In accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities, GLJ Petroleum Consultants (“Evaluator”) prepared a report (the “Evaluator Report”) dated April 12, 2010. The Evaluator Report evaluated, as of April 30, 2010, MegaWest’s oil reserves. The tables below are a summary of the oil reserves of the Company and the net present value of future net revenue attributable to such reserves as evaluated in the Evaluator Report based on forecast price and cost assumptions. The tables summarize the data contained in the Evaluator Report and as a result may contain slightly different numbers than such report due to rounding.  The net present value of future net revenue attributable to the Company’s reserves is stated without provision for interest costs and general and administrative costs, but after providing for estimated royalties, production costs, development costs, other income, future capital expenditures, and well abandonment costs for only those wells assigned reserves by Evaluator. It should not be assumed that the undiscounted or discounted net present value of future net revenue attributable to the Company’s reserves estimated by Evaluator represent the fair market value of those reserves. Other assumptions and qualifications relating to costs, prices for future production and other matters are summarized herein. The recovery and reserve estimates of the Company’s oil reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

In addition to evaluating the Company’s reserves, GLJ evaluated the Company’s contingent and prospective resources.  Information on these resources is detailed in Appendix A to this statement.

All of the Company’s properties are in the United States.

All monetary values are expressed in United States dollars unless stated otherwise.

Reserves Data – Forecast Prices and Costs

Reserves Summary

	Light & Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Oil Equivalent
RESERVES	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
CATEGORY	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(MMcf)	(MMcf)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)

PROVED
Producing	0	0	191	161	0	0	0	0	191	161
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	0	0	254	216	0	0	0	0	254	216
TOTAL PROVED	0	0	445	377	0	0	0	0	445	377
TOTAL PROBABLE	0	0	921	798	0	0	0	0	921	798
TOTAL PROVED + PROBABLE	0	0	1,366	1,175	0	0	0	0	1,366	1,175
TOTAL POSSIBLE	0	0	1,884	1,623	0	0	0	0	1,884	1,623
TOTAL PPP	0	0	3,250	2,798	0	0	0	0	3,250	2,798

Net Present Value Summary

	Net Present Value (NPV) of Future Net Revenue
	Before Income Taxes-Discounted at (%/yr)					Unit Value Before Income Tax-Discounted at 10% /yr
RESERVES	0%	5%	10%	15%	20%	$/boe	$/Mcfe
CATEGORY	(M$)	(M$)	(M$)	(M$)	(M$)

PROVED
Producing	6,577	5,959	5,431	4,975	4,580	33.73	5.62
Developed Non-Producing	0	0	0	0	0	0.00	0.00
Undeveloped	5,605	4,366	3,413	2,673	2,092	15.80	2.63
TOTAL PROVED	12,182	10,325	8,844	7,648	6,672	23.46	4.35
TOTAL PROBABLE	21,149	16,538	13,082	10,453	8,423	16.39	2.73
TOTAL PROVED + PROBABLE	33,331	26,863	21,926	18,101	15,095	18.66	3.11
TOTAL POSSIBLE	38,044	22,799	14,036	8,823	5,628	8.65	1.44
TOTAL PPP	72,026	49,904	35,957	26,770	20,484	12.85	2.14

Net Present Value Summary (Continued)

Net Present Value (NPV) of Future Net Revenue
After Income Taxes – Discounted at (%/yr)*
RESERVES CATEGORY	0%	5%	10%	15%	20%
	(M$)	(M$)	(M$)	(M$)	(M$)

PROVED
Producing	N/A	N/A	N/A	N/A	N/A
Developed Non-Producing	N/A	N/A	N/A	N/A	N/A
Undeveloped	N/A	N/A	N/A	N/A	N/A
TOTAL PROVED	N/A	N/A	N/A	N/A	N/A
TOTAL PROBABLE	N/A	N/A	N/A	N/A	N/A
TOTAL PROVED + PROBABLE	N/A	N/A	N/A	N/A	N/A
TOTAL POSSIBLE	N/A	N/A	N/A	N/A	N/A
TOTAL PPP	N/A	N/A	N/A	N/A	N/A
*After Tax economics were not calculated

Total Future Net Revenue (Undiscounted)

	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Before Tax Future Net Revenue	Income Taxes	After Tax Future Net Revenue
RESERVES CATEGORY	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)	(M$)

PROVED PRODUCING	13016	2017	4354	0	67	6577	N/A	N/A
PROVED DEVELOPED NONPRODUCING	0	0	0	0	0	0	N/A	N/A
PROVED UNDEVELOPED	18,473	2,765	6,487	3,543	73	5,605	N/A	N/A
TOTAL PROVED	31,489	4,782	10,841	3,543	141	12,182	N/A	N/A
TOTAL PROBABLE	67,254	8,975	24,958	11,527	644	21,149	N/A	N/A
TOTAL PROVED + PROBABLE	98,742	13,757	35,799	15,070	785	33,331	N/A	N/A
TOTAL POSSIBLE	151,701	21,107	62,059	28,241	1,445	38,694	N/A	N/A
TOTAL PPP	250,288	34,864	97,858	43,311	2,230	72,026	N/A	N/A
*After Tax economics were not calculated

Future Net Revenue by Production Group

	PRODUCTION GROUP	Future Net Revenue Before Income Taxes (Discounted at 10%/yr)
RESERVES CATEGORY		M$	$/boe	$/Mcfe

Proved Producing	Heavy Oil	5,431	33.73	5.62
Total: PROVED PRODUCING		5,431	33.73	5.62

Total Proved	Heavy Oil	8,844	23.46	3.91
Total: TOTAL PROVED		8,844	23.46	3.91

Total Proved Plus Probable	Heavy Oil	21,926	18.66	3.11
Total: TOTAL PROVED + PROBABLE		21,926	18.66	3.11

Future Development Costs

	Total Proved Producing (M$)	Total Proved Reserves (M$)	Total Proved + Probable Reserves (M$)	Total Proved + Probable + Possible Reserves (M$)
YEAR
Remainder of 2010	0	0	0	0
2011	0	1,216	4,873	4,873
2012	0	1,265	2,939	2,939
2013	0	1,061	4,118	7,176
2014	0	0	3,139	8,441
2015	0	0	0	8,697
2016	0	0	0	3,310
REMAINING	0	0	0	7,875
TOTAL (undiscounted)	0	3,543	15,070	43,311

Discounted @ 10%/yr	0	2,902	11,907	28,076

PRICING ASSUMPTIONS

Forecast Prices and Costs

GLJ used the following pricing, exchange rate and inflation assumptions as of April 30, 2010 in estimating the Company’s reserve data using forecast prices and costs.

YEAR	EXCHANGE $US/$CDN	WTI @ CUSHING $US/BBL	COST INFLATION %
2010	0.953	79.57	1.9
2011	0.95	83.00	2
2012	0.95	86.00	2
2013	0.95	89.00	2
2014	0.95	92.00	2
2015	0.95	93.84	2
2016	0.95	95.72	2
2017	0.95	97.64	2
2018	0.95	99.59	2
2019	0.95	101.58	2
2020+	0.95	+2.0%/yr	2

Constant Prices and Costs

Constant Price analysis was not completed.

RECONCILIATION OF CHANGES IN RESERVES – FORECAST PRICES AND COSTS

	Total Oil			Light and Medium Oil			Heavy Oil			BOE
FACTORS	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable	Proved	Probable	Proved + Probable
	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)	(Mbbl)
30-Apr-09	79	498	577	0	0	0	79	498	577	79	498	577
Discoveries	0	0	0	0	0	0	0	0	0	0	0	0
Extensions	0	0	0	0	0	0	0	0	0	0	0	0
Infill Drilling	0	0	0	0	0	0	0	0	0	0	0	0
Improved Recovery	0	0	0	0	0	0	0	0	0	0	0	0
Technical Revisions	402	453	855	0	0	0	402	453	855	402	453	855
Acquisitions	0	0	0	0	0	0	0	0	0	0	0	0
Dispositions	-3	-30	-34	0	0	0	-3	-30	-34	-3	-30	-34
Economic Factors	0	0	0	0	0	0	0	0	0	0	0	0
Production	-32	0	-32	0	0	0	-32	0	-32	-32	0	-32
30-Apr-10	445	921	1366	0	0	0	445	921	1366	445	921	1366

*The above change categories correspond to standards set out in the Canadian Oil and Gas Evaluation Handbook. For reporting under 51-101, reserves additions under Infill Drilling, Improved Recovery and Extensions should be combined and reported as “Extensions and Improved Recovery”.

ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Undeveloped Reserves
The Company has been assigned 254,000 barrels of Proved Undeveloped Reserves.  45,000 barrels are related to the Kansas project which has been suspended and will require additional capital to restore production. The remaining 209,000 barrels are related to Marmaton Phase II (drilled and partially tied-in) and the anticipated 20 acre Grassy Creek Phase II development.

The Company has been assigned 921,000 barrels of Probable Undeveloped Reserves (all heavy oil) related to Kansas (192,000 barrels) and Missouri (729,000 barrels).  The Probable Undeveloped Reserves in Kansas are related to a 40 acre area adjacent to the 15 acre developed parcel of the Company’s leases.  Restart of operations is forecast to occur in 2013, when the oil price forecast supports economic operations.  The Probable Undeveloped Reserves related to Missouri are assigned to 100 acres adjacent to the Marmaton River and Grassy Creek Projects.

Significant Factors or Uncertainties

A number of factors beyond the Company’s control can significantly affect the reserves, including product pricing, royalty and tax regimes, changing operating and capital costs, surface access issues, availability of services and refinery access.

In general, estimates of reserves and recoverable resources are based upon a number of factors and assumptions made as of the date on which the estimates were determined, such as geological, technological and engineering estimates and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated.  These risks and uncertainties are different for each category of reserves, with less risk associated with Proved Reserves and increasing risk associated with Probable and Possible Reserves respectively.

These risks include but are not limited to:
(1)
Further delineation and development of the projects could result in new data regarding the extent and characteristics of the producing zone (net pay, porosity, permeability, oil saturation) which could result in revisions to the estimates of Total Petroleum Initially-in-Place (PIIP or OOIP)

(2)	Ongoing operation of the projects could result in recovery factors that differ from the expected results, which could lead to a revision of the estimates of technically recoverable reserves
(3)	Changes in world oil prices, foreign exchange rates, tax burdens, operating costs or capital costs could result in a revision of the estimates of commercially recoverable reserves
(4)
If the Company is unable to secure funding for future capital needs, the Company’s ability to execute its business plan may be impacted, resulting in changes to the rate of development and future cash flow and discounted cash flow estimates

(5)
If the Company is unable to hire or retain qualified personnel, its ability to execute its business plan may be impacted, resulting in changes to the rate of development and future cash flow and discounted cash flow estimates

(6)	Changes in the local or world markets may affect the ability of the Company to sell its product
(7)
Changes in government regulations affecting oil and gas operations and the high compliance cost with respect to governmental regulations may affect the ability of the company to execute its business plan

(8)
Potential liabilities for pollution or hazards against which the Company cannot adequately insure or which the Company may elect not to insure could impact the Company’s viability or ability to execute its business plan

In addition to the above specified risks, there are risks inherent in the heavy oil and oil sands industry including: the number of competitors in the oil and gas industry with greater technical, financial and operations resources and staff; pricing differentials between posted pricing and heavy oil production; access to steel, casing, tanks, and other critical equipment, and other factors beyond the Company’s control.

Future Development Costs

Future development costs are included in the tables above for Proved Reserves, Proved plus Probable Reserves, and Proved plus Probable plus Possible Reserves.  These tables show the first 5 years of future development costs, total undiscounted future development costs and 10% discount future development costs for the forecast price scenario.  The company plans to raise additional funding through future equity offerings, debt, joint venture farm-outs, or a combination thereof to fund these obligations.  Within the next few years, the Company expects the internal cash flows to increase to the point where all additional costs will be funded from cash flow.  Common shares have a dilutive effect to existing shareholders, but no impact on the economic expectations regarding the projects.  Debt financing would change the economic expectation of a project by the cost of interest.  A joint venture farm-out typically provides a leveraged cost benefit to the lease holder (in this case the Company) and reduces the Company’s interest in the project; however a farm-out also offsets the need for equity or debt financing.

OTHER OIL AND GAS INFORMATION

Oil and Gas Properties and Wells

The following is a description of each property the Company holds an interest in.

Kansas

The Chetopa project is a pre-commercial heavy oil demonstration project located two miles south of Chetopa, Kansas.  The project is currently suspended, and includes certain oil and gas equipment and a 100 percent interest in two oil and gas leases covering 385 net mineral acres.  On 15 of these acres are 20 steam injection wells, 33 production wells and a water well, all of which had been drilled, completed, equipped and tied in for production at the time the Company acquired the project.  A tank battery, steam generator and two transfer stations are also in place on the property.  While the Chetopa project was in operation, 11,561 barrels of oil were sold that resulted in $805,000 of oil sales, net of royalties, included in the Kansas cost pool.  The Company has drilled five wells to evaluate the prospectivity of the acreage surrounding the existing project.

As part of the Kansas acquisition, the Company is obligated to pay a net revenue interest up to a maximum of US$750,000 on net revenues generated from the Chetopa project.  The net revenue interest becomes payable after MegaWest recovers 100 percent of its capital and operating costs, and will be paid quarterly from 25 percent of the project's net revenues.

Missouri

The Missouri lease holdings now include an average 96 percent interest in 38,644 unproved net mineral acres of leases.  MegaWest has, to date, built two 500 barrel of oil per day capacity steam drive production facilities (Marmaton River and Grassy Creek), drilled 51 exploration/delineation wells with an 86% success rate and completed 154 development wells with a 100% success rate.

Phase I of the Marmaton River steam drive project includes a steam generation and oil treating plant with a throughput capacity of 500 barrels of oil per day, 13 steam injection wells, 40 producing wells, one water source well and one water disposal well on approximately 10 acres.

The wells for the second production phase, consisting of 10 injection wells and 24 production wells on approximately 10 additional adjacent acres, were drilled and many are tie-in.  The Marmaton Phase II wells will be tied-in and put into production as required to continue production operations.

First oil sales from the project occurred in August 2008.  During fiscal 2010 the Company sold 29,899 barrels of oil, which resulted in total sales, net of royalties of $1,601,011.02 and was recorded as a reduction in the cost of the project. Numerical simulation predicts that the field will achieve over 300 barrels of oil per day from the initial 40 producing wells and rates can be increased by bringing the additional drilled acreage into production.

The Grassy Creek steam drive project has a steam injection and production treating plant similar to Marmaton River with a design capacity of 500 barrels of oil per day.  Phase I of the project consists of 46 production wells, 15 injection wells, 2 observation wells and 2 service wells on approximately 19 acres.  Early steam injection results indicate that this portion of the reservoir may respond more effectively to steam drive than Marmaton.

It is anticipated that each of these projects could develop 250 to 300 acres of leases over their 25 to 30 year project life.  Resources have been assigned to over 10,000 acres of leases.  Additional drilling phases on each of these projects will be necessary to maintain target production rates.  It is further anticipated that a number of additional projects of similar design and size may be drilled and constructed across MegaWest’s Missouri lease holdings.

Properties with No Attributed Reserves

Kentucky

The Kentucky lease holdings include a 37.5 percent working interest in the shallow rights (above the base of the Beech Creek limestone formation) and in the deep rights on over 29,000 unproved net mineral acres in Kentucky.

Eight exploration wells previously drilled at various strategic locations on the Kentucky land provided confirmation of the commercial prospectivity of three Mississippian heavy oil pay zones found at depths of 200-600 feet from surface.  A number of potential project locations have been identified, and the first location has been appraised with four delineation wells.  Construction and start-up of this project will be delayed until there is availability of project funding.

Texas

As of April 30, 2010, the Company has working interest in approximately 29,516 unproved net mineral acres in Edwards County, Texas.  The Company working interest portion of these leases is 11,751 unproved net mineral acres

The Company has completed a geological study of the project. This includes compilation and evaluation of all available data, the conversion of all available logs to digital form, well curve editing and correction after digitizing, and the organization of well logs and all historical drilling, completion and core data into a structured database. Seven exploration wells were drilled during Fiscal 2008 and four of these wells are standing cased.

Montana

The Montana lease holdings include working interest in 23,263 unproved net mineral acres in Montana covering two prospects, Teton and Devils Basin.  At Teton the Company has a 40 percent working interest.  MegaWest currently owns 100 percent interest in 1,138 unproved net mineral acres at Devils Basin, subject to certain provisions of its area of mutual interest agreement with its working interest partners.

At Teton, MegaWest is targeting a heavy oil reservoir, which if successful, may ultimately be developed through the application of SAGD, steam drive or cyclic steam stimulation. Trade seismic has been purchased on the Devils Basin prospect, which will be used to identify one or more prospective drill locations that MegaWest plans to test with a vertical well.  At Devils Basin, MegaWest is targeting light oil production from the Heath Shale.

The Company is now developing strategic alternatives related to these prospects, including farm-out of the indentified drilling opportunities.

Forward Contracts

There are no hedging contracts in place, or other agreements that would affect future prices to be realized from oil and gas sales.

Information Concerning Abandonment and Reclamation Costs

The Company follows the Canadian Institute of Chartered Accountants’ standards on Asset Retirement Obligations. These standards require liability recognition for retirement obligations associated with long-lived assets, which would include abandonment of oil and natural gas wells, related facilities, removal of equipment from leased acreage and returning such land to its original condition. Under the standard, the estimated fair value of each asset retirement obligation is recorded in the period a well or related asset is drilled, constructed or acquired. Fair value is estimated using the present value of the estimated future cash outflows to abandon the asset. The obligation is reviewed regularly by management based upon current regulations, costs, technologies and industry standards. The discounted obligation is recognized as a liability and is accreted against income until it is settled or the property is sold and is included as a component of depletion and depreciation expense. Actual restoration expenditures are charged to the accumulated obligation as incurred.

As of April 30, 2010, the estimated total undiscounted amount required to settle the asset retirement obligations in respect of the Company’s existing oil and gas assets, net of estimated salvage recoveries, was $1,116,000. These obligations will be settled over the useful lives of the underlying assets, which currently extend up to 15 years. The discounted present value of this amount is $687,565.

As estimated by GLJ, abandonment costs for total proved plus probable plus possible reserves are estimated to be $785,000 undiscounted, and $479,000 discounted at 10%. These estimates are in respect of existing and expected future well costs only and do not include costs to abandon pipelines and facilities, which the Company has included in determining its asset retirement obligation.

Tax Horizon

No income taxes will be payable until a commercial revenue-generating project has been established. As none of the Company’s projects have been proven commercial, no income taxes will be payable in the near future.

Costs Incurred

The following table summarizes the costs incurred in oil and gas property acquisition, exploration, and development activities for the Company for the years ended April 30, 2007 through 2010.

Activity	30-Apr-10	30-Apr-09	30-Apr-08	30-Apr-07

Property acquisition, including equipment	$166,418	$442,944	$11,254,040	$20,140,324

Exploration	$20,595	$1,329,109	$8,625,175	$616,031

Development	$4,955,690	$15,056,843	$1,600,745	$0

Total	$5,142,703	$16,828,896	$21,479,960	$20,756,355

Exploration and Development Activities

The following table sets out the number of oil wells in which MegaWest held a working an interest as of April 30, 2010 and 2009.

	Producing				Non-Producing
	30-Apr-10		30-Apr-09		30-Apr-10		30-Apr-09
	Gross	Net	Gross	Net	Gross	Net
United States

Kansas	0	0	0	0	54	54	54	54

Missouri	154	139	0	0	0	0	154	154

Kentucky	-	-	-	-	5	2	5	2

Montana	-	-	-	-	-	-	-	-

Texas	-	-	-	-	4	2	4	2

Total	154	139	0	0	63	58	217	212

Project Area

The following table sets out the lease area MegaWest has an interest in, by area, as of April 30, 2010 and 2009.

	30-Apr-10		30-Apr-09
	Gross	Net	Gross	Net
United States

Kansas	385	385	385	385

Missouri	38,259	36,714	38,119	38,119

Kentucky	29,147	10,930	29,147	10,930

Montana	23,263	11,286	38,958	16,266

Texas	29,516	11,751	33,994	13,510

Total	120,570	71,066	140,604	79,211

Exploration and Development Activities

The following table sets forth the number of exploratory and development wells which MegaWest completed during its financial year ended April 30, 2010.

	Exploratory		Development
	Gross	Net	Gross	Net
Oil wells	0	0	0	0

Gas wells	0	0	0	0

Service wells	0	0	0	0

Oilsands Evaluation (Dry holes)	0	0	-	-

Total Wells	0	0	0	0

Production Estimates/ Production History

The volume of heavy oil production estimated for first year (calendar 2010) under gross proved reserves and gross probable reserves is estimated to be 19 Mbbl and 0 Mbbl, respectively.   The volume of heavy oil produced in the fiscal year ending April 30, 2010 was 29,899 bbl, from the Marmaton and Grassy Creek Projects.

APPENDIX A – CONTINGENT AND PROSPECTIVE RESOURCES

In addition to the reserve assessment of MegaWest properties, GLJ additionally evaluated the resource potential associated with the development areas in Missouri, Kansas and Kentucky effective April 30, 2010.  Please refer to the Resource and Reserves Definitions in Appendix B of this report for a complete description of the standards employed in the current evaluation. The total petroleum initially-in-place (PIIP or OOIP) along with the estimated recoverable reserves and/or resources for each project area have been included in the following tables.  All volumes presented in these tables are heavy oil and are based on volumetric estimates using GLJ’s estimates of the component parameters (pay, porosity and water saturation).

As requested by MegaWest, GLJ has also constructed an economic analysis of the current plans to commercially develop the assigned Contingent Resources. The cash flow forecasts presented in the following tables detail these current plans. For all project areas, resource classification is based upon routine and special core analysis, petrophysics, proximity to analogous pool production, and proximity to wellbores penetrating analogous formation as determined by geological assessment.

All of the reservoirs discussed in this report are clearly classified as “Known Accumulations”, according to guidelines set out by COGEH Vol. 2 (“a known accumulation requires that the accumulation be penetrated by a well and have evidence of the existence of petroleum”). Contingent Resources have only been assigned to areas with adequate well control that has demonstrated sand continuity and adequate gross thickness to accommodate steam-drive operations. Prospective Resources have then been assigned to the regions of the gross thickness maps within a reasonable area of extrapolation to the current well control described within the property reports. Some regions of MegaWest interest lands have been assigned no resources in the current report due to being outside reasonable areas of extrapolation from current well control. These regions may be assigned as resources should future drilling establish prospective sand continuity.

Contingent resources are so classified because some risk still exists in the application of technology for the recovery of these resources, both in the technology effectiveness (recovery factor) and in the commerciality of the technology based on yet to be demonstrated operating and capital costs.  There is no certainty that it will be commercially viable to produce any portion of the contingent resources.  Prospective resources are so classified because some risk still exists that the drilling of exploratory wells will not encounter the resource as mapped.  This risk is in addition to the commerciality risks identified for the contingent resources. There is no certainty that any portion of the prospective resources will be discovered.  If discovered, there is no certainty that it will be commercially viable to produce any portion of these resources. Additional risks are specified in the section titled “Significant Factors or Uncertainties”.

GLJ Assigned Contingent and Prospective Resources

	Kansas (100% WI)			Missouri (90% WI)			Kentucky (37.5% WI)
Classification	Net Area	PIIP (OOIP)	Remaining Recoverable	Net Area	PIIP (OOIP)	Remaining Recoverable	Net Area	PIIP (OOIP)	Remaining Recoverable
	(acres)	(mstb)	(mstb)	(acres)	(mstb)	(mstb)	(acres)	(mstb)	(mstb)
Contingent Resources
Best Estimate	127.00	1,942	583	2,227	39,336	9,834	8,505	138,944	34,736
High Estimate	127.00	2,530	1,012	2,227	50,102	15,030	8,505	194,528	60,304
Low Estimate	127.00	1,942	486	2,227	27,951	5,590	8,505	74,179	14,836

Prospective Resources
Best Estimate	160.00	2,447	734	6,339	111,972	27,993	4,020	65,498	16,375
High Estimate	160.00	3,188	1,275	6,339	142,615	42,784	4,020	91,861	28,477

Total Company Net Contingent and Prospective Resources

				Forecast Pricing		Constant Pricing
Classification	Net Area	PIIP (OOIP)	Remaining Recoverable	Forecast Pricing 10% Discount Present Value Before Tax	Forecast Pricing 10% Discount Present Value After Tax	Constant Pricing 10% Discount Present Value Before Tax	Constant Pricing 10% Discount Present Value After Tax

	(acres)	(mstb)	(mstb)	(M$)	(M$)	(M$)	(M$)
Contingent Resources
Best Estimate	10,859	180,222	45,153	61,251	N/A	N/A	N/A
High Estimate	10,859	247,160	76,346	245,705	N/A	N/A	N/A
Low Estimate	10,859	104,072	20,912	N/A	N/A	N/A	N/A

Prospective Resources
Best Estimate	10,519	179,917	42,102	N/A	N/A	N/A	N/A
High Estimate	10,519	237,664	72,536	N/A	N/A	N/A	N/A

*Resource estimates were not undertaken for Texas, Montana, or the deep zones of interest in Kentucky
*After Tax economics were not calculated

APPENDIX B – DEFINITIONS AND ABBREVIATIONS

RESOURCE AND RESERVES DEFINITIONS
GLJ Petroleum Consultants (GLJ) has prepared estimates of resources and reserves in accordance with the standards contained in the Canadian Oil and Gas Evaluation (COGE) Handbook. The following are excerpts from the definitions of resources and reserves, contained in Section 5 of the COGE Handbook, which is referenced by the Canadian Securities Administrators in “National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities”.

A. Fundamental Resource Definitions
Total Petroleum Initially-In-Place (PIIP) is that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations. It includes that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations, prior to production, plus those estimated quantities in accumulations yet to be discovered (equivalent to “total resources”).
Discovered Petroleum Initially-In-Place (equivalent to discovered resources) is that quantity of petroleum that is estimated, as of a given date, to be contained in known accumulations prior to production. The recoverable portion of discovered petroleum initially-in-place includes production, reserves, and contingent resources; the remainder is unrecoverable.
Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on the analysis of drilling, geological, geophysical, and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are further classified according to the level of certainty associated with the estimates and may be subclassified based on development and production status. [Reserves are further defined below].
Contingent Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. It is also appropriate to classify as contingent resources the estimated discovered recoverable quantities associated with a project in the early evaluation stage. Contingent Resources are further classified in accordance with the level of certainty associated with the estimates and may be subclassified based on project maturity and/or characterized by their economic status. [Criteria for determining commerciality are further detailed in the COGE Handbook Section 5.3.4].
Undiscovered Petroleum Initially-In-Place (equivalent to undiscovered resources) is that quantity of petroleum that is estimated, on a given date, to be contained in accumulations yet to be discovered. The recoverable portion of undiscovered petroleum initially-in-place is referred to as “prospective resources,” the remainder as “unrecoverable.”
Prospective Resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be subclassified based on project maturity.

B. Uncertainty Categories for Resource Estimates
The range of uncertainty of estimated recoverable volumes may be represented by either deterministic scenarios or by a probability distribution. Resources should be provided as low, best, and high estimates as follows:
Low Estimate: This is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate. If probabilistic methods are used, there should be at least a 90 percent probability (P90) that the quantities actually recovered will equal or exceed the low estimate.
Best Estimate: This is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate. If probabilistic methods are used, there should be at least a 50 percent probability (P50) that the quantities actually recovered will equal or exceed the best estimate.
High Estimate: This is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate. If probabilistic methods are used, there should be at least a 10 percent probability (P10) that the quantities actually recovered will equal or exceed the high estimate. This approach to describing uncertainty may be applied to reserves, contingent resources, and prospective resources. There may be significant risk that sub-commercial and undiscovered accumulations will not achieve commercial production. However, it is useful to consider and identify the range of potentially recoverable quantities independently of such risk.

C. Reserves Categories
Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, as of a given date, based on:
•	analysis of drilling, geological, geophysical, and engineering data;
•	the use of established technology;
•	specified economic conditions1, which are generally accepted as being reasonable, and shall be
•	disclosed.
Reserves are classified according to the degree of certainty associated with the estimates.
Proved Reserves
Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.
Probable Reserves
Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.
Possible Reserves
Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.
Other criteria that must also be met for the classification of reserves are provided in [Section 5.5 of the COGE Handbook].

Development and Production Status
Each of the reserves categories (proved, probable, and possible) may be divided into developed and undeveloped categories.
Developed Reserves
Developed reserves are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.
Developed Producing Reserves
Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.
Developed Non-producing Reserves
Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.
Undeveloped Reserves
Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves category (proved, probable, possible) to which they are assigned.
In multi-well pools, it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator’s assessment as to the reserves that will be recovered from specific wells, facilities, and completion intervals in the pool and their respective development and production status.
______________________________
1 For securities reporting, the key economic assumptions will be the prices and costs used in the estimate. The required assumptions may vary by jurisdiction, for example:
(a) forecast prices and costs, in Canada under NI 51-101
(b) constant prices and costs, as at the last day of a reporting issuer’s financial year, under US SEC rules (this is optional disclosure under NI 51-101).

D. Levels of Certainty for Reported Reserves
The qualitative certainty levels referred to in the definitions above are applicable to individual reserves entities (which refers to the lowest level at which reserves calculations are performed) and to Reported Reserves (which refers to the highest level sum of individual entity estimates for which reserves estimates are presented). Reported Reserves should target the following levels of certainty under a specific set of economic conditions:
•	at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;
•	at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves;
•	at least a 10 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable plus possible reserves.
A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates are prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.
Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in Section 5.5.3 [of the COGE Handbook].

E. Commercial Risk Applicable to Resource Estimates
Estimates of recoverable quantities are stated in terms of the sales products derived from a development program, assuming commercial development. It must be recognized that reserves, contingent resources, and prospective resources involve different risks associated with achieving commerciality. The likelihood that a project will achieve commerciality is referred to as the “chance of commerciality.” The chance of commerciality varies in different categories of recoverable resources as follows:
Reserves: To be classified as reserves, estimated recoverable quantities must be associated with a project(s) that has demonstrated commercial viability. Under the fiscal conditions applied in the estimation of reserves, the chance of commerciality is effectively 100 percent.
Contingent Resources: Not all technically feasible development plans will be commercial. The commercial viability of a development project is dependent on the forecast of fiscal conditions over the life of the project. For contingent resources the risk component relating to the likelihood that an accumulation will be commercially developed is referred to as the “chance of development.” For contingent resources the chance of commerciality is equal to the chance of development.
Prospective Resources: Not all exploration projects will result in discoveries. The chance that an exploration project will result in the discovery of petroleum is referred to as the “chance of discovery.” Thus, for an undiscovered accumulation the chance of commerciality is the product of two risk components — the chance of discovery and the chance of development.

F. Economic Status of Resource Estimates
By definition, reserves are commercially (and hence economically) recoverable. A portion of contingent resources may also be associated with projects that are economically viable but have not yet satisfied all requirements of commerciality. Accordingly, it may be a desirable option to subclassify contingent resources by economic status:
Economic Contingent Resources are those contingent resources that are currently economically recoverable.
Sub-Economic Contingent Resources are those contingent resources that are not currently economically recoverable.

Where evaluations are incomplete such that it is premature to identify the economic viability of a project, it is acceptable to note that project economic status is “undetermined” (i.e., “contingent resources – economic status undetermined”).

In examining economic viability, the same fiscal conditions should be applied as in the estimation of reserves, i.e., specified economic conditions, which are generally accepted as being reasonable (refer to COGEH Volume 2, Section 5.8).

LIST OF ABBREVIATIONS
AOF	absolute open flow
BBL	barrels
BCF	billion cubic feet of gas at standard conditions
BOE	barrel of oil equivalent in this evaluation determined using 6 MCF/BOE for gas 1 BBL/BOE for all liquids and 0 BOE for sulphur
BOPD	barrels of oil per day
BTU	British thermal units
BWPD	barrels of water per day
DSU	drilling spacing unit
GCA	gas cost allowance
GOC	gas-oil contact
GOR	gas-oil ratio
GORR	gross overriding royalty
GWC	gas-water contact
MBBL	thousand barrels
MBOE	thousand BOE
MCF	thousand cubic feet of gas at standard conditions
MLT	thousand long tons
M$	thousand Canadian dollars
MM$	million Canadian dollars
MMBBL	million barrels
MMBOE	million BOE
MMBTU	million British thermal units
MMCF	million cubic feet of gas at standard conditions
MRL	maximum rate limitation
MSTB	thousand stock tank barrels
MMSTB	million stock tank barrels
NGL	natural gas liquids (ethane propane butane and condensate)
NPI	net profits interest
OGIP	original gas-in-place
OOIP	original oil-in-place
ORRI	overriding royalty interest
OWC	oil-water contact
P&NG	petroleum and natural gas
PIIP	petroleum initially-in-place
Psia	pounds per square inch absolute
Psig	pounds per square inch gauge
PVT	pressure-volume-temperature
RLI	reserves life index calculated by dividing reserves by the forecast of first year production
SCF	standard cubic feet
STB	stock tank barrel
WI	working interest
WTI	West Texas Intermediate

"Gross" means:
i.
in relation to the Company’s interest in production or reserves, its working interest (operating or non-operating) share, before deduction of royalty obligations, and without including any royalty interests of the Company;

ii.	in relation to wells, the total number of wells in which the Company has an interest; and,
iii.	in relation to properties, the total area of properties in which the Company has an interest.

"Net" means:
i.
in relation to the Company's interest in production or reserves, its working interest (operating or non-operating) share, after deduction of royalty obligations, plus the Company's royalty interests in the production or reserves;

ii.	in relation to the Company’s interest in wells, the number of wells obtained by aggregating the Company’s working interest in each of its gross wells; and
iii.	in relation to the Company’s interest in a property, the total area in which the Company has an interest multiplied by the working interest owned by the Company.

“working interest" means the percentage of undivided interest held by the Company in the oil and/or natural gas or mineral lease granted by the mineral owner, Crown or freehold, which interest gives the Company the right to "work" the property (lease) to explore for, develop, produce, and market the oil and gas, if any, underlying the property.

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of MegaWest Energy Corp. (the “Company”) is responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements.  This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at April 30, 2010, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The President and CEO of the Company has

(a)  reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b)  met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)  reviewed the reserves data with management and the independent qualified reserves evaluator.

The President and CEO has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors, on the recommendation of the President and CEO has approved:

(a) the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b) the filing of Form 51-101F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(c)  the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

“Fred Zeidman”	“Neil McCrank”

Fred Zeidman	Neil McCrank
Director, Member of Reserves Committee	Director, Member of Reserves Committee

“R. William Thornton”

R. William Thornton President and CEO and Director Chairman of the Reserves Committee

June 15, 2009